Exhibit (m)(7)(a)(2)

APPENDIX A

To the Distribution and Service Plan

For Class A Shares and Class C Shares

of the following Portfolios of the Trust*

August 9, 2010

Forward Small to Mid Cap Fund**

Forward Mortgage Securities Fund

Forward U.S. Government Money Fund

Forward Income Allocation Fund

Forward Income and Growth Allocation Fund

Forward Balanced Allocation Fund

Forward Growth and Income Allocation Fund

Forward Growth Allocation Fund

Forward Aggressive Growth Allocation Fund

*	Effective as of May 1, 2010, the use of the word “Accessor” as contained in the names of the portfolios was replaced with the word “Forward.”
**	Class C shares only. Effective September 25, 2009, Class A shares of the Fund were terminated as a share class of the Fund.